THE COMPANY AND ITS BUSINESS

Company Overview

In 2019, Vita Imaging, Inc. ("Vita") purchased the assets of a Canadian company and then partnered with the University of British Columbia (UBC) and Vancouver's British Columbia Cancer Agency Research Centre (BCCA) to design, patent, market, and distribute cancer diagnostic medical devices for the skin and internal organs utilizing cutting-edge, platform Raman spectral technology. With this collaboration, Vita is leveraging twenty years of research by well-respected UBC & BCCA Scientists and Clinicians in the development and patenting of this pioneering platform technology. This cross-industry synergy is part of a growing ecosystem for accelerating commercialization by combining UBC & BCCA's innovative research history with Vita's engineering expertise and access to Silicon Valley cutting edge technologies.

As its lead product the Company will launch "Aura," a skin cancer diagnostic device, since it is the most advanced and market ready.

Comprehensive analysis of a 1,000-lesion study utilizing the Aura technology was accepted for publication by *Cancer Research*, a peer-reviewed journal of the American Association of Cancer Research and the most widely cited cancer journal in the world. This should provide additional support for marketing purposes as well as potentially to help support the U.S. regulatory program.

The technology upon which the Aura is based is fully extensible to early detection systems for other types of cancer, including lung, gastro-intestinal, colorectal, and cervical cancers utilizing a fiber optic probe that is inserted into the biopsy channel of an endoscope. Several pilot studies have been completed with the results published in peer reviewed journals.

Intellectual Property

We have licensed exclusive world-wide rights to several patents from UBC and BCCA:

Title	**Country**	**Status**
In Vivo Raman endoscopic probe and methods of use	USA	Issued
Multimodal detection of tissue abnormalities based on Raman and background fluorescence spectroscopy	USA	Issued

Integrated spectral probe for Raman, reflectance and fluorescence spectral measurements	USA China	Issued
Optical standard for calibration of spectral measuring systems	USA China	Issued
Method and Apparatus for Optical Measurements under Ambient Light Conditions	USA	Issued
Image Guided Micro-Raman Spectroscopy	USA	Issued
Apparatus and methods relating to high-speed Raman Spectroscopy	USA	Issued
Endoscopic Raman Spectroscopy Device	USA	Issued

Pursuant to the terms of the licensing agreement the Company is required to pay the licensors the greater of 2.5% of revenue per year or $25,000 per year. Additionally, the licensor shall receive certain milestone payments in the event of certain liquidation events.

Prior to Vita-Imaging acquiring the license to the platform Raman spectral imaging technology from the BC Cancer Agency, an unrelated Canadian company, Verisante Technology, Inc., expended considerable effort in the development of the Aura. Vita Imaging purchased the cancer detection business assets from Verisante in 2019 and additionally licensed the underlying technology from the BC Cancer Agency.

Business Model

Vita intends to sell the device and then earn recurring revenue from the sale of disposable tips and maintenance contracts. The patented disposable tips are necessary to confirm the calibration of the device prior to scanning a patient as well as the prevention of cross contamination. The industry standard for maintenance contracts is 10% of the initial sales price per year.

Vita will partner with physician Key Opinion Leaders (KOLs) and distributors with strong sales and marketing capabilities in order to build strategic partnerships with Physicians, Payers, Clinics, Hospitals, and Medical Spas to establish market leadership and credibility within the healthcare community.

Business Partnerships & Relationships

Vita's Manufacturing Partner is BriteLab, an experienced manufacturer with the infrastructure to meet Regulatory requirements and support commercialization efforts globally. Vita also has access to BCCA's robust pipeline for additional products related to our platform technology for cancer detection for skin and internal organs (lungs, GI, stomach, pancreas, etc.) where the base platform remains the same, but the probes are of different sizes and lengths based on the target organ. This gives Vita the advantage of rapid, lower development costs expanding from skin cancer detection to internal organ cancers.

Competitors and Industry

Competitors

AURA would be the only Raman-spectroscopy based skin cancer diagnostic device in the market. Our leading competitors are NeviSense owed by SciBase, a Swedish company, and DermaSensor which is based in Florida. Both of our leading competitors are at the product launch stage, and there is presently no market leader.

Unlike NeviSense, which is Melanoma focused, AURA is able to detect both Melanoma and non-Melanoma skin cancers (NMSCs) which comprise 90% of skin cancers. AURA also has a higher sensitivity, specificity and real time/speed to results over its competitors.

Published clinical study results concluded that DermaSensor had an overall sensitivity of 95.5% and specificity of 20.7%[1]. The Aura, by comparison, had overall sensitivity of 99% and specificity of 44.5%[2]. DermaSensor requires five scans of the same lesion to produce a result versus a single 1.5 second scan for the Aura. The Aura is easy to use and requires relatively little end user training.

Because it can detect both Melanoma and NMSCs with a high degree of accuracy, AURA has a broader application for Dermatologists and Physicians who are not experts in skin cancer detection than competitors that only detect melanomas.

1. Merry SP, Chatha K, Croghan I, Nguyen VL, McCormick B, Leffel D. *Clinical Performance of Novel Elastic Scattering Spectroscopy (ESS) in Detection of Skin Cancer: A Blinded, Prospective, Multi-Center Clinical Trial. J Clin Aesthet Dermatol* 2023 April: 16(4 Suppl): s16.
2. Zhao J, Zeng H, Kalia S, Lui H. *Incorporating patient demographics into Raman spectroscopy algorithm improves in vivo skin cancer diagnostic specificity. Translational Biophotonics.* 2019 Dec; 1(1-2): e201900016.

Industry

According to the American Academy of Dermatology, skin cancer is the most common form of cancer in the US and worldwide with 1 in 5 Americans developing skin cancer in their lifetime[1]. In the United States 5 million people are treated annually for skin cancer with treatment costs of $8.1 billion ($4.8 billion for nonmelanoma skin cancers and $3.3 billion for malignant melanoma)[2]. When detected early, the five-year survival rate for melanoma is 99% hence the urgent need for physician support tools like Aura.

The incidence of non-melanoma skin cancer (NMSC) including basal and squamous cell cancer, as well as melanoma skin cancers (MSC) have risen over the past decades. Skin cancer is a worldwide epidemic with significant health, economic and societal burdens. According to the World Cancer Research Fund, in 2018, there were over 132,000 new diagnoses for Melanoma[3].

1. American Academy of Dermatology https://www.aad.org/media/stats-skin-cancer
2. American Academy of Dermatology https://www.aad.org/media/stats-skin-cancer
3. https://www.who.int/news/item/22-07-2002-helping-people-reduce-their-risks-of-skin-cancer-and-cataract

Current Stage

Vita Imaging submitted a Pre-Market Approval (PMA) application to the FDA for AURA as a Class III medical device in October 2022. In January 2023, the FDA requested additional clinical studies conducted in the US to demonstrate AURA's application to the broader US population.

Previous clinical studies of the Aura device only involved dermatologists, therefore, the indication for use (IFU) was limited to specialists. Since there is a global shortage of dermatologists, the FDA supports broadening AURA’s use to include Primary Care Physicians (PCPs), family care practitioners, physician assistants and nurse practitioners. Additional post-market approval studies are required to expand AURA’s label to include these clinicians. To date, Vita Imaging has sponsored three US based Studies to meet FDA requirements.

Most notably, on January 30, 2025, the VA Boston Healthcare system issued a press release announcing a multi-site Aura clinical study. VA Boston and VA Tampa healthcare systems launched a multi-site FDA clinical study with Vita Imaging to evaluate the effectiveness of the AURA Raman spectroscopy device in the detection of melanoma and other skin

cancers. The study's principal investigator is Dr. Rebecca Hartman, Chief of Dermatology at VA Boston Healthcare System and Assistant Professor of Dermatology at Brigham and Women's Hospital and Harvard Medical School. "Veterans are at increased risk for skin cancer," said Dr. Hartman, "Raman spectroscopy is non-invasive and can be used in real-time, which we hope will lead to earlier detection, more precise surgical interventions and ultimately better outcomes with fewer unnecessary biopsies." (see Exhibit D for further details)

In addition to regular communications, formal meetings with the FDA are held every other month to discuss progress and provide real time feedback on the PMA application. Vita Imaging anticipates that it will submit clinical data from the US studies to the FDA in mid-2025. Based on past responses and feedback received from the FDA, we are estimating market clearance for the use of AURA by Dermatologists during the second half of 2025.

Once we obtain FDA market clearance for Dermatologists, we plan to commence studies to demonstrate the efficacy of AURA for non-specialist physicians and physician extenders. Subject to FDA approval of this expanded indication for use, AURA could be the only FDA approved skin cancer detection device for Dermatologists, PCPs, and physician extenders.

Future Roadmap

Vita's top priority for the near future is to obtain FDA marketing clearance for our AURA skin cancer detection system. While we are focused on completing our US clinical studies, in February 2025, we applied to the American Medical Association (AMA) for a Category III CPT code which is the initial step towards obtaining reimbursement coverage and will assist in the collection of usage data. Our CPT code application has been added to the agenda of the May 2025 CPT Editorial Panel meeting in New York, NY, for consideration. If Vita's CPT code application is successful, the Company may subsequently apply for Medicare/Medicaid coverage.

We are also working on expanding AURA's market reach by obtaining a CE Mark required for sales in the European Union (EU) and anticipate that milestone to be reached in the second half of 2025.

In the longer term, assuming we obtain FDA approval, Vita will focus on optimizing growth, achieving profitability, and market penetration for AURA while also broadening the Company's product line by commercializing the CORE endoscopic cancer detection system for the early detection of internal organ cancers. Pilot studies with encouraging results have already been conducted for colon, lung and oral cancers using the same platform technology that the Aura is based on, except with an endoscopic probe and a different algorithm. We plan to seek industry and clinical study partnerships that should

expedite our entry into the market for lung and colon cancer detection. Ultimately, we believe that CORE could have a very meaningful impact on human health given the high mortality rates for lung and colon cancers.